Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260976

Registration No. 333-264085

Prospectus Supplement No. 6

(to Prospectus dated December 29, 2021)

Prospectus Supplement No. 4

(to Prospectus dated April 15, 2022)

WeWork Inc.

760,765,488 Shares of Class A Common Stock

7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the prospectus dated December 29, 2021, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “2021 Prospectus”), and the prospectus dated April 15, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “2022 Prospectus” and, together with the 2021 Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The 2021 Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the 2021 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the 2021 Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The 2022 Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the 2022 Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On June 24, 2022, the closing price of our Class A common stock was $6.19 per share, and the closing price of our warrants was $1.13 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 27, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 23, 2022

Date of Report (date of earliest event reported)

WEWORK INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39419	85-1144904
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

575 Lexington Avenue

New York, NY 10022

(Address of principal executive offices and zip code)

(646) 389-3922

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02 - Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 23, 2022, Jeffrey Sine notified WeWork Inc. (the “Company”) of his intention to resign from the Company’s Board of Directors (the “Board”), effective immediately. The resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices. Mr. Sine served as chair of the Company’s Audit Committee.

Pursuant to the Stockholders Agreement dated October 20, 2021, by and among the Company, BowX Sponsor, LLC, SVF II WW Holdings (Cayman) Limited (formerly known as SB WW Holdings (Cayman) Limited) (“SVFWW”), SVF Endurance (Cayman) Limited (the “Vision Fund”) and Benchmark Capital Partners VII (AIV), L.P. (the “Stockholders Agreement”), a committee of the Board comprised of those directors not designated by SVFWW and the Vision Fund appointed Daniel Hurwitz to fill the Board seat vacated by Mr. Sine, effective June 23, 2022. Mr. Hurwitz has also been appointed by the Board to serve as chair of the Company’s Audit Committee. Sandeep Mathrani, the Company’s Chief Executive Officer, and Bruce Dunlevie continue to serve as the Board’s Chairman and Lead Independent Director, respectively.

Daniel Hurwitz is the Co-Founder and Chief Executive Officer of Raider Hill Advisors, a private real estate investment and retail advisory firm, founded in 2015. Prior to founding Raider Hill Advisors, Mr. Hurwitz spent 16 years at DDR Corp. (now known as SITE Centers) from 1999 to 2015, serving in various executive roles including Chief Executive Officer. He currently serves as a member of the Board of Directors of Brixmor Property Group and Ideal Dental, and also serves as an advisor to the Board of Directors of Edens and ShopCore Properties. Mr. Hurwitz currently serves as Chairman Emeritus of the Colgate University Board of Trustees following his tenure as Board Chair. Previously, he served as Vice Chair of the Board of Trustees of the Hawken School, a member of the Board of Trustees of the Hopkins School, Chairman of the Board of Trustees of International Council of Shopping Centers, Chair of the Leadership Board of Cleveland Clinic Neurological Institute, and as a member of the Nareit Executive Board of Governors and Governance Committee. He was formerly a member of the Board of Directors of Boscov’s Department Store, Inc.,CubeSmart, DDR Corp., General Growth Properties Inc., Rock and Roll Hall of Fame, Sonae Sierra Brasil, S.A., and retailer Diamonds Direct. Mr. Hurwitz is a graduate of Colgate University and the Wharton School of Business Management Program at the University of Pennsylvania.

Item 7.01 - Regulation FD Disclosure

On June 27, 2022, the Company issued a press release announcing Mr. Sine’s resignation from, and Mr. Hurwitz’s appointment to, the Board effective June 23, 2022. The full text of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated by reference in this Item 7.01.

The information in this Item 7.01 of this Form 8-K and Exhibit 99.2 is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated June 27, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on this 27th day of June, 2022.

WEWORK INC.

By:	/s/ Jared DeMatteis
Name:	Jared DeMatteis
Title:	Chief Legal Officer

Exhibit 99.1

WeWork Announces Appointment of Daniel Hurwitz to its Board of Directors

NEW YORK, NY – June 27, 2022 – WeWork Inc. (NYSE: WE), a leading global flexible space provider, today announced that Daniel Hurwitz, co-founder & CEO of Raider Hill Advisors, has joined WeWork’s Board of Directors, effective June 23, 2022. He succeeds Jeffrey Sine, co-founder and partner of The Raine Group, who served on WeWork’s Board since October 2019.

With more than three decades of experience transforming public and private businesses in the retail real estate industry, Hurwitz will bring exceptional insight to WeWork’s Board of Directors. Before co-founding Raider Hill Advisors, Hurwitz spent 16 years at SITE Centers (NYSE: SITC) – formerly known as DDR Corp. – serving in various executive roles, including Chief Executive Officer from 2010-2015. Hurwitz also served as interim CEO of Brixmor Property Group (NYSE: BRX) from February 2016 through May 2016.

Hurwitz, who will serve as Chair of WeWork’s Audit Committee, is currently a member of the Board of Directors of Brixmor Property Group and Ideal Dental, and is an advisor to the Board of Directors of Edens and ShopCore Properties. Previously, Mr. Hurwitz served as the Chairman of ICSC from 2019-2020, and was a member of the Board of Directors of General Growth Properties from 2013 to 2018, serving as Lead Director and Chair of the Special Committee.

“Daniel brings deep knowledge of the real estate industry paired with invaluable experience leading during times of transformation,” said Sandeep Mathrani, WeWork’s CEO and Chairman. “I am confident he will make a strong impact as we continue executing on our strategy for driving innovation, growth and profitability.”

“WeWork has established itself as the clear front runner in the industry, demonstrating the power of its brand and an enduring value proposition,” said Hurwitz. “With a strong foundation already established, I look forward to working alongside WeWork’s Board of Directors and the executive leadership team to continue driving long-term, sustainable success.”

About WeWork

WeWork Inc. (NYSE: WE) was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since then, we’ve become one of the leading global flexible space providers committed to delivering technology-driven turnkey solutions, flexible spaces, and community experiences. For more information about WeWork, please visit us at wework.com.

Contacts:

Media

Nicole Sizemore

press@wework.com

Investor Relations

Kevin Berry

investor@wework.com